Exhibit 16



VIA FACSIMILE AND FEDERAL EXPRESS

May 8, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear Mr. McGill:

	Needless to say, the Modified Dutch Auction Tender Offer that was announced by the Company yesterday at a price below book value is significantly inadequate.

	I would like to make an offer to the shareholders to purchase the same number of shares of the Company's common stock at a price range of $13.50-$14.50, which is subject to being increased after our review of internal documents. Obviously, to make this opportunity available to the shareholders, we need your assistance to remove the poison pill, your agreement to assist us in any required regulatory filings, and reasonable Board representation. I think that it is important that shareholders be presented with this benefit as soon as possible.
Please contact me if you need further information in order to Implement the program. This offer is subject to regulatory approval.

	Please call me this afternoon or tomorrow at (570) 822-6277, ext.23 to discuss this matter as I am prepared to move with dispatch.

						Sincerely,



						Seymour Holtzman
cc:	Board of Directors
SH/jmq